July 9, 2025

Ronen Zalayet
Chief Financial Officer
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

        Re: Jeffs' Brands Ltd
            Registration Statement on Form F-1
            Filed June 26, 2025
            File No. 333-288355
Dear Ronen Zalayet:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. We note the structure of the proposed resale and that you are attempting to register for resale the ordinary shares that underly the promissory notes. However, we also note that the predicate transactions to the resale have not been completed as not all of the promissory notes are issued, outstanding and fully funded. As such, it does not appear that you are eligible to register the contemplated resale transaction at this time. Please restructure your transaction accordingly or withdraw your registration statement until such time as the shares can be registered for resale.
 July 9, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Atira Erlichster